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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

Canadian Imperial Bank of Commerce ("CIBC")
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   (Last)                            (First)              (Middle)

Commerce Court West, 199 Bay Street
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                                    (Street)

Toronto, Ontario, Canada M5L 1A2
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   (City)                            (State)                (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Thermatrix, Inc. ("TMXIQ")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

Not applicable.
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4.   Statement for Month/Year

June / 1999
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                          5.             6.
                                                          4.                              Amount of      Owner-
                                                          Securities Acquired (A) or      Securities     ship
                                                          Disposed of (D)                 Beneficially   Form:     7.
                                                          (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                               2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                             Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security              Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                     (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                             761,906          I       Held by subsidiary
                                                                                                                  CIBC WMV Inc.
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*  If the form is filed by more than one Reporting Person, see Instruction
   4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                 SEC 2270 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Series E Conv Pfd   1:1      6/30/99  P3        2,000        immed.   None Common Stock  2,000  $2.0mil** 2,000     I*   Held by Sub
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CSP Warrants***     1:1      6/30/99  P3        70,000       immed.   None Common Stock  70,000 $2.0mil** 70,000    I*   Held by Sub
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Explanation of Responses:

* The reporting person is the owner of CIBC WMV Inc., which beneficially owns the reported securities.

** CIBC WMV Inc. purchased 2,000 shares of Series E Convertible Preferred Stock and Common Stock Purchase Warrants to purchase 70,000 shares of common stock on June 30, 1999 for an aggregate total price of $2.0 million. CIBC WMV Inc. has held the securities reported on Table 1, which constitute less than 10% ownership, since November 21, 1994.

*** "CSP Warrants" are Common Stock Purchase Warrants.


/s/ Patricia A. Bourden                                     February 14, 2001
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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